UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 14, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

PROVISION OF GUARANTEES FOR EASTERN AIR OVERSEAS (HONG KONG) CO., LTD.

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the “Board”) confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

IMPORTANT NOTICE:

Name of guaranteed party	Amount of guarantees	Balance of guarantees actually provided	Availability of counter guarantees	Guarantor

東航海外（香港） 有限公司 (Eastern Air Overseas (Hong Kong) Co., Ltd.) (“Eastern Air Overseas”)	The maximum limit being RMB12 billion	RMB5.5 billion (comprised of the Company’s guarantees for two offshore issuances of RMB bonds by Eastern Air Overseas)	No	China Eastern Airlines Corporation Limited (the “Company”)

•	Cumulative amount of overdue external guarantees: nil

•	Pursuant to the Listing Rules of Shanghai Stock Exchange, the provision of guarantees shall be submitted to the forthcoming general meeting of the Company for consideration as the debt ratio of Eastern Air Overseas is over 70%.

•	The increase in the guarantee amount by the Company to Eastern Air Overseas helps it to engage in offshore financing at a lower cost, enhance its financing capacity and satisfy the constantly growing capital demand of the Company, which is in the interests of the Company and all of its shareholders as a whole.

1.	OVERVIEW OF THE GUARANTEES

Eastern Air Overseas is a wholly-owned subsidiary of the Company and serves as the Company’s offshore financing and investment platform. Since August 2011, the Company has provided guarantees of an aggregate amount of RMB8 billion for the low- cost financing of three offshore issuances of RMB bonds by Eastern Air Overseas. It is estimated that financing costs of approximately RMB332 million (which is based on a 10% decrease in the domestic lending rate for the same period) may be saved:

Bonds	Coupon rate	Date of issue	Term	10% decrease in the domestic lending rate for the same period	Estimated/ actual interests saved
(RMB billion)					(RMB million)

2.5	4.00%	8 August 2011	3 years	5.99%	149
2.2	3.88%	5 June 2013	3 years	5.54%	110
3.3	4.80%	15 March 2014	3 years	5.54%	73

				Total	332

In order to reduce the overall financing costs of the Company, further enhance the financing capacity of Eastern Air Overseas and satisfy the constantly growing capital demand of the Company, the Company intends to increase the guarantee amount for Eastern Air Overseas to up to RMB12 billion.

On 14 November 2014, as considered and approved at the tenth regular meeting of the seventh session of the Board of the Company, it is agreed that the increase of the guarantee amount provided by the Company to Eastern Air Overseas from RMB8 billion to a maximum of RMB12 billion shall be proposed at the general meeting for consideration and approval. The term of the guarantees is the same as the terms of bonds, loans and trade financing etc. of Eastern Air Overseas, and will not exceed a maximum of 10 years. It is also agreed that the Company will propose the provision of guarantees to Eastern Air Overseas at the general meeting for consideration and propose at the general meeting to authorize the Board, and further authorize the chairman and/or vice-chairman of the Company to determine and sign the relevant legal agreement(s) for the specific items under the maximum guarantee amount of RMB12 billion.

2.	BASIC INFORMATION OF THE GUARANTEED PARTY

The registered address of Eastern Air Overseas is 22/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong. Its legal representative is Mr. Wu Yongliang (吳永良). Its scope of business includes import and export trading, investment, consulting services and air passenger and cargo agency services. Eastern Air Overseas is a wholly-owned subsidiary of the Company and serves as its offshore financing and investment platform. Eastern Air Overseas has a registered capital of HK$30 million. As of 30 September 2014, Eastern Air Overseas, which serves as a low-cost overseas financing platform of the Company, has raised funds of a total of RMB8 billion via three offshore issuances of RMB bonds. As of 31 December 2013, Eastern Air Overseas had audited total assets of RMB5.228 billion, total liabilities of RMB5.184 billion, net assets of RMB44.58 million (including bonds payable of RMB4.696 billion) and a debt ratio of 99.15%; As of 30 September 2014, Eastern Air Overseas had total assets of RMB6.528 billion, total liabilities of RMB6.467 billion (including bonds payable of RMB5.493 billion), net assets of RMB61.04 million and a debt ratio of 99.06%.

3.	PARTICULARS OF THE GUARANTEES

Name of guaranteed party	Amount of guarantees	Type of guarantees	Method of guarantees	Term of guarantees	Usage

Eastern Air Overseas	The maximum limit being RMB12 billion	Credit guarantee	Joint liability guarantees	A maximum of ten years	Financing and operation support

4.	OPINION OF THE BOARD OF DIRECTORS

In recent years, the Company has experienced an on-going development in its business scale and fleet size, which led to an increase in its capital expenditures. The provision of guarantees for Eastern Air Overseas by the Company will help it to engage in offshore financing at a lower cost, enhance its offshore financing capacity and satisfy the constantly growing capital demand of the Company.

The independent directors of the Company consider that the Company can strictly comply with the relevant laws and regulations and the articles of association of the Company, prudently control risks associated with its external guarantees, and safeguard the assets of the Company. The provision by the Company of guarantees for its wholly- owned subsidiaries has been made under lawful decision-making process, and has been considered and approved by more than two thirds of the directors of the Company who were present at the meeting of the Board. The provision of guarantees by the Company to Eastern Air Overseas, its wholly-owned subsidiary, helps it to engage in offshore financing at lower financing costs, enhance its offshore financing capacity and satisfy the constantly growing capital demand of the Company, which is in the interests of the Company and all of its shareholders as a whole.

Based on the above, the Board agrees to increase the guarantee amount for Eastern Air Overseas from RMB8 billion to a maximum of RMB12 billion and such provision of guarantees for Eastern Air Overseas by the Company will be submitted to the forthcoming general meeting of the Company for consideration.

5.	CUMULATIVE AMOUNTS OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

In accordance with the relevant requirements of the Listing Rules of the Shanghai Stock Exchange, as of the date of this announcement, the total amount of external guarantees of the Company and its majority-controlled subsidiaries amounted to: (i) approximately US$22.7172 million; and (ii) approximately RMB5.5550 billion (i.e. the guarantees provided by the Company for the bonds issued by Eastern Air Overseas which are still valid), all of which are guarantees provided by the Company to its wholly-owned subsidiaries or its majority-controlled subsidiaries. Such amount represents 23.13% of the latest audited net assets of the Company. The cumulative amount of overdue guarantees was 0.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China 14 November 2014

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